Filed by Windstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NuVox, Inc.

Commission File No. 001-32422

The following communication was distributed by NuVox, Inc. (“NuVox”) to employees of NuVox on January 15, 2010.

The plans to combine NuVox with Windstream continue with excellent progress being made on several projects. As announced earlier this month, the transaction should close in early February.

The entire senior leadership team at NuVox, along with Windstream leadership, are not only pleased with the progress being made, but also impressed with NuVox’s unwavering focus on the business and taking care of our customers.

As promised, information is being released as it is finalized. Paul Pitts (EVP, Operations and Customer Service) and Matt Blocha (EVP, Service Delivery and IT Development) will be leaving the organization. Paul will leave at the close, and Matt will leave shortly after the close. These two individuals have made tremendous contributions to our business for which we are deeply appreciative.

The next update will be during NuVox’s company meeting on Friday, January 22. Subsequent organization announcements will be made after the transaction has closed.

Additional Information and Where to Find It

In connection with the proposed merger, Windstream has filed a Registration Statement on Form S-4 with the SEC that contains an information statement for NuVox and also constitutes a prospectus for Windstream. NuVox investors and security holders are advised to read the information statement/prospectus and any other relevant documents filed with the SEC because those documents contain important information about NuVox, Windstream and the proposed merger. The final information statement/prospectus was mailed to shareholders of NuVox on or about January 12, 2010. Investors and security holders may obtain a free copy of the information statement/prospectus at the SEC’s Web site at www.sec.gov <http://www.sec.gov/> . Free copies of the information statement/prospectus may also be obtained from Windstream upon written request to Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, AR 72212 or by calling (866) 320-7922, or from NuVox upon written request to NuVox, Two North Main Street, Greenville, SC 29601 or by calling (864) 672-5000 or (877) 466-8869.